                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)
                             Mego Financial Corp
                               (Name of Issuer)


                          Common Stock, .01 par value
                        (Title of Class of Securities)


                                   585162100
                                (CUSIP Number)


                                George Abraham
                        FBR Ashton, Limited Partnership
                            1001 19th Street, North
                                  18th Floor
                              Arlington, Virginia
                                     22209
                                (703) 312-9707
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               August 27, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  Page 1 of 15
                        Exhibit Index Appears on Page 13

                                  SCHEDULE 13D

CUSIP NO. 585162100
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR Ashton, Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,204,940
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,318,140
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,204,940
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,318,140
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,140
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 585162100
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR Opportunity Fund, Ltd. Class A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Bermuda
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    53,200
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,318,140
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    53,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,318,140
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,140
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 585162100
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Friedman Billings Ramsey Investment Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,318,140
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,318,140
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,140
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 585165103
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FBR OFFSHORE MANAGEMENT, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,318,140
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,318,140
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 585165103
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Emanuel J. Friedman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not Applicable                                                       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    60,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,318,140
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    60,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,318,140
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,140
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value .01 per share (the "Common Stock"), of Mego Financial Corp, a New York corporation (the "Company"). The principal executive offices of the Company are located at 4310 Paradise Rd. Las Vegas, Nevada 89109.

Item 2. Identity and Background

          The Statement is being filed by (1) FBR Ashton, Limited Partnership, a Maryland limited partnership ("Ashton"), (2) FBR Opportunity Fund, Ltd. Class A, a Bermuda chartered corporation ("Opportunity Fund"), (3) Friedman
Billings Ramsey Investment Management, Inc. ("Investment Management"), a Delaware corporation (4) FBR Offshore Management, Inc. a Delaware
Corporation ("Offshore Management") and Emanuel J. Friedman, a United States citizen. ("Mr. Friedman") (collectively referred to herein as the "Reporting Persons").

          Ashton and the Opportunity Fund are investment entities. Investment Management, a registered investment advisor serves as a general partner and as a discretionary investment manager to Ashton. Likewise, Offshore Management is a registered investment advisor that serves the Opportunity Fund as discretionary investment manager. Mr. Friedman serves as the portfolio manager for Ashton and the Opportunity Fund. Mr. Friedman also directly owns shares of Company Common Stock individually and jointly with others and indirectly owns shares of Company Common Stock with his wife, Kindy French. (collectively, the "Managed Accounts") The principle offices of the Reporting Persons other than the Opportunity Fund are located at 1001 19th Street, North, Arlington, Virginia 22209. The principle offices of the Opportunity Fund are located at 44 Church Street, Hamilton, HM FX Bermuda.

          None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

          Ashton, the Opportunity Fund and the Managed Accounts, expended an aggregate of approximately $10,121,217 (excluding brokerage commissions, if any) to purchase the 1,318,140 total shares of Common Stock held by them on August 27, 1997. The source of funds was from the working capital of Ashton and the Opportunity Fund, as the case may be. The source of funds for shares held by the Managed Accounts was personal funds and through margin accounts maintained with Bear Stearns & Co., Inc., which extends margin credit to the Managed Accounts as and when required to open or carry positions in the Managed Accounts, subject to applicable Federal margin requirements, stock exchange rules and the firms credit policies. The position held in the Managed Accounts, are pledged as collateral security for the repayment of debit balances, if any, in the Managed Accounts.

 Item 4. Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may, depending on market conditions, make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time or effect other transactions which could result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to
Schedule 13D.

          Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a)-(b) On the date of this Statement:

          (i) Ashton is the direct beneficial owner of 1,204,940 shares of Common Stock, which constituted approximately 5.74% of the issued and outstanding Common Stock.

          (ii) The Opportunity Fund is the direct beneficial owner of 53,200 shares of Common Stock, which constituted approximately .25% of the issued and outstanding Common Stock.

          (iii) Mr. Friedman is the direct beneficial owner of 50,000 shares of Common Stock and is the indirect beneficial owner of 10,000 shares held by his wife, which constituted in the aggregate approximately .29% of the issued and outstanding Common Stock.

          Each of Ashton, the Opportunity Fund, and Mr. Friedman may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the shares of Common Stock owned beneficially by each other due to their common control. Each of such persons disclaims beneficial ownership of such shares of Common Stock for all other purposes. In addition, each of Ashton, the Opportunity Fund, and Mr. Friedman may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Sock directly owned beneficially by each other.

          Investment Management in its capacity as general partner and investment manager to Ashton, and Offshore Management in its capacity as investment manager to the Opportunity Fund, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the shares of Common Stock directly owned beneficially by Ashton and the Opportunity Fund, respectively, as well as the other Reporting Persons due to their common control. Each of such persons disclaims beneficial ownership of such shares of Common Stock for all other purposes. In addition, each of Investment Management and Offshore Management may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Sock directly owned beneficially by the Reporting Persons.

          The percentages used herein are calculated based upon the 21,009,506 shares of Common Stock stated to be issued and outstanding as of August 27, 1997, based on discussions with the Company.

          (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Joint Filing Agreement among the Reporting
                     Persons.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 1997.
                                 FBR ASHTON, LIMITED PARTNERSHIP

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director of General Partner

                                 FBR OPPORTUNITY FUND, LTD. CLASS A

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Alternate Director

                                 FRIEDMAN BILLINGS RAMSEY
                                    INVESTMENT MANAGEMENT, INC.

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director

                                 FBR OFFSHORE MANAGEMENT, INC.

                                 By: /s/ George Abraham
                                       ----------------------------------------
                                 Managing Director


                                 /s/  Emanuel J. Friedman
                                 ------------------------------------
                                      Emanuel J. Friedman

                                  Schedule I

                                               Shares              Price
Name                             Date         Purchased          Per Share
----                             ----         ---------          ---------

FBR Ashton Limited          7/28/97             15,000                7.80
   Partnership
FBR Ashton Limited          8/27/97            900,000                7.375
   Partnership
FBR Opportunity Fund,       Not Applicable  Not Applicable     Not Applicable
   Ltd., Class A
Mr. Friedman                Not Applicable  Not Applicable     Not Applicable


Exhibit Index


Exhibit                                                        Page No.
--------                                                       --------

Exhibit A:        Joint Filing Agreement, dated
                  September 11, 1997, among

                  FBR Ashton, Limited Partnership
                  FBR Opportunity Fund, LTD. Class A
                  Friedman Billings Ramsey Investment
                     Management, Inc.
                  FBR Offshore
                     Management, Inc.
                  Emanuel J. Friedman